HellerEhrman

15 March 2004

Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon Luk
Managing Partner, Hong Kong
Chairman, China Practice
sluk@hewm.com
Direct (852) 2292 2222
Direct Fax (852) 2292 2000
Main 852.2292.2000
Fax 852.2292.2200



21441.0001

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

Ladies and Gentlemen:

SEC FILE NO. 82-4031

Re: Pacific Andes International Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Pacific Andes International Holdings Limited (the "Company"), SEC File No. 82-4031, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement of unaudited results of Pacific Andes (Holdings) Limited, a subsidiary of Pacific Andes International Holdings Limited, for the third quarter ended December 31, 2003, dated February 26, 2004, published (in English language) in The Standard and (in Chinese language) in the Hong Kong Economic Times, both on February 27, 2004;

dlw 4/5

(2) The Company's announcement regarding the expiry of subscription rights attaching to 2004 warrants, dated February 24, 2004, published (in English language) in The Standard and (in Chinese language) in the Hong Kong Economic Times, both on February 25, 2004;

(3) The Company's circular regarding the expiry of subscription rights attaching to 2004 warrants, dated February 24, 2004; and

(4) The Company's announcement regarding placing of existing shares and subscription for new shares, dated February 11, 2004, published (in English language) in The Standard and (in Chinese language) in the Hong Kong Economic Times, both on February 12, 2004.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Pacific Andes International Holdings Limited

H:\Dlai\ADR\21441\0001\34sec.doc



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT OF UNAUDITED RESULTS OF PACIFIC ANDES (HOLDINGS) LIMITED, A SUBSIDIARY OF PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED, FOR THE THIRD QUARTER ENDED 31 DECEMBER 2003

The Board of Directors ("directors") of Pacific Andes International Holdings Limited (the "Company") is pleased to announce the unaudited consolidated results of Pacific Andes (Holdings) Limited (the "PAH"), the Company's 58%-owned subsidiary, the shares and warrants of which are listed on the Singapore Exchange Securities Trading Limited, and its subsidiaries (the " PAH Group") for the third quarter and nine months ended 31 December 2003, together with the comparative figures for the corresponding period of the immediately preceding financial year.

PURPOSE OF THIS ANNOUNCEMENT

This announcement is a reproduction of the announcement made by the PAH pursuant to the Listing Manual of the Singapore Exchange Securities Trading Limited. In compliance with paragraph 2(2) of the listing agreement between the Company and the Stock Exchange of Hong Kong Limited (which requires a listed issuer to ensure that if securities of the listed issuer are also listed on other stock exchanges, the Stock Exchange of Hong Kong Limited is simultaneously informed of any information released to any of such other stock exchanges and that such information is released to the market in Hong Kong at the same time as it is released to the other markets), the following announcement is made by the Company simultaneously in Hong Kong and PAH in Singapore on 26 February 2004.

The financial statements and consolidated financial statements of the PAH and PAH Group are properly drawn up in accordance with the Singapore Statements of Accounting Standards.

1. **An income statement for the PAH Group together with a comparative statement for the corresponding period of the immediately preceding financial year**

1(a) **The following statements in the form presented in PAH's most recently audited annual financial statements:**

	PAH Group					
	Third quarter ended		Increase/ (decrease)	Nine months ended		Increase/ (decrease)
	31.12.2003 *HK$'000*	31.12.2002 *HK$'000*	%	31.12.2003 *HK$'000*	31.12.2002 *HK$'000*	%
Revenue	449,984	388,075	16.0	1,376,094	1,159,995	18.6
Cost of sales	(414,425)	(354,523)	16.9	(1,252,979)	(1,045,937)	19.8
Gross profit	35,559	33,552	6.0	123,115	114,058	7.9
Other operating income	194	1,242	(84.4)	1,014	5,048	(79.9)
Selling and distribution expenses	(3,454)	(3,076)	12.3	(13,592)	(11,486)	18.3
Administrative expenses	(10,527)	(12,188)	(13.6)	(30,853)	(35,105)	(12.1)
Profit from operations	21,772	19,530	11.5	79,684	72,515	9.9
Finance costs	(10,273)	(9,414)	9.1	(29,634)	(30,329)	(2.3)
Profit before taxation	11,499	10,116	13.7	50,050	42,186	18.6
Taxation	(500)	(500)	-	(1,455)	(1,600)	(9.1)
Net profit for the period	10,999	9,616	14.4	48,595	40,586	19.7
Other operating income including interest income	194	1,242	(84.4)	1,014	5,048	(79.9)
Interest on borrowings	(10,273)	(9,414)	9.1	(29,634)	(30,329)	(2.3)
Depreciation	(992)	(4,828)	(79.5)	(4,790)	(14,892)	(67.8)
Foreign exchange gain/(loss)	64	(66)	(197.0)	311	(169)	(284.0)
Loss on disposal of property, plant and equipment	-	-	NM	(11)	-	NM
Gain on disposal of subsidiaries	-	-	NM	-	400	(100.0)

Notes:

a. Other operating income of the PAH Group decreased by 80% for the nine months ended 31 December 2003 as the PAH Group did not receive administrative income from the Company after divestment of certain non-core assets to the Company.

b. Depreciation expenses decreased by 80% for the 3QFY2004 as the PAH Group divested certain non-core assets to the Company and disposed two vessels in the previous corresponding period.

c. Gain on disposal of subsidiaries represented profit on disposal of Heng Holdings (BVI) Limited.

d. A substantial portion of the PAH Group's profit neither arises in, nor is derived from Hong Kong and accordingly it is not subject to Hong Kong Profits Tax. The PAH has no assessable income in Singapore.

1(b)(i) **A balance sheet (for the PAH and PAH Group), together with a comparative statement as at the end of the immediately preceding financial year.**

	PAH Group		PAH	
	31.12.2003 *HK$'000*	31.03.2003 *HK$'000*	31.12.2003 *HK$'000*	31.03.2003 *HK$'000*
NON-CURRENT ASSETS				
Property, plant and equipment	54,727	55,601	-	-
Investment properties	19,800	19,800	-	-
Interests in subsidiaries	-	-	793,710	701,045
Other assets	2,728	2,728	-	-
	77,255	78,129	793,710	701,045
CURRENT ASSETS				
Inventories	203,417	300,166	-	-
Trade receivables	466,161	498,830	-	-
Trade receivables with insurance coverage	94,766	76,310	-	-
Other receivables and prepayments	216,419	149,449	225	225
Advances to suppliers	15,245	5,040	-	-
Bills receivable	82,912	55,618	-	-
Bank balances and cash	131,117	159,134	46	6
	1,210,037	1,244,547	271	231
CURRENT LIABILITIES				
Trade payables	18,740	226,959	-	-
Other payables	9,363	20,979	-	-
Tax liabilities	1,869	621	-	-
Amount due to Pacific Andes International Holdings Limited and its subsidiaries	75	2,487	-	-
Bank advances drawn on discounted trade receivables with insurance coverage	75,535	76,915	-	-
Current portion of interest-bearing bank borrowings	376,617	283,583	-	-
	482,199	611,544	-	-
NET CURRENT ASSETS	727,838	633,003	271	231
NON-CURRENT LIABILITIES				
Interest-bearing bank borrowings	5,370	5,867	-	-
NET ASSETS	799,723	705,265	793,981	701,276
CAPITAL AND RESERVES				
Share capital	463,024	417,956	463,024	417,956
Reserves	336,699	287,309	330,957	283,320
	799,723	705,265	793,981	701,276

Notes:

a. There was an increase in Other receivables and prepayments as the Group made prepayments to the suppliers for delivery of fish in the coming January to March 2004.

b. The decrease in the Inventories and Trade payables are as a result of lower sales in the traditionally low period of October to December.

c. The increase in Bank borrowings are due to the increase in financing operational needs.

1(b)(ii) **Aggregate amount of the PAH Group's borrowings and debt securities**

Amount repayable in one year or less, or on demand

As at 31.12.2003		As at 31.03.2003	
Secured *HK$'000*	Unsecured *HK$'000*	Secured *HK$'000*	Unsecured *HK$'000*
646	375,971	646	282,937

Amount repayable after one year

As at 31.12.2003		As at 31.03.2003	
Secured *HK$'000*	Unsecured *HK$'000*	Secured *HK$'000*	Unsecured *HK$'000*
5,370	-	5,867	-

Details of any collateral

The PAH Group had pledged land and buildings with aggregate net carrying values of approximately HK$20.9 million (31.3.2003: HK$21.5 million) to secure the mortgage loan of the PAH Group granted by a bank.

1(c) **A cash flow statement for the PAH Group, together with a comparative statement for the corresponding period of the immediately preceding financial year.**

	Third quarter ended		None months ended	
	31.12.2003 *HK$'000*	31.12.2002 *HK$'000*	31.12.2003 *HK$'000*	31.12.2002 *HK$'000*
Operating activities				
Profit from operations	21,772	19,530	79,684	72,515
Adjustments for:				
Interest income	(105)	(292)	(925)	(1,040)
Depreciation and amortisation expenses	992	4,828	4,790	14,892
Loss on disposal of property, plant and equipment	-	-	11	-
Gain on disposal of subsidiaries	-	-	-	(400)
Operating cash flows before movements in working capital	22,659	24,066	83,560	85,967
Inventories	52,280	7,220	96,749	76,484
Trade receivables, other receivables and prepayments	(89,295)	(151,685)	(52,757)	(21,528)
Advances to suppliers	2,460	(93,510)	(10,205)	(57,116)
Bills receivable	6,794	-	(27,294)	-
Bank advances drawn on discounted trade receivables with insurance coverage	(2,120)	9,907	(1,380)	(15,695)
Trade and other payables	(10,952)	24,040	(219,835)	3,403
	(18,174)	(179,962)	(131,162)	71,515
Long-term receivables	-	-	-	3,124
Cash generated from operations	(18,174)	(179,962)	(131,162)	74,639
Interest paid	(10,273)	(9,414)	(29,634)	(30,329)
Income tax paid	-	-	(207)	(550)
Net cash (used in) from operating activities	(28,447)	(189,376)	(161,003)	43,760
Investing activities				
Interest received	105	292	925	1,040
Proceeds on disposal of property, plant and equipment	-	-	5	195
Purchase of property, plant and equipment	-	-	(3,932)	(58)
Net cash inflow arising on disposal of subsidiaries	-	-	-	45,417
Net cash from (used in) investing activities	105	292	(3,002)	46,594
Financing activities				
Dividend paid	-	-	(23,731)	(21,847)
Issue of ordinary shares	-	-	69,594	2
Net cash (repaid to) advanced from Pacific Andes International Holdings Limited and its subsidiaries	(60)	319	(2,412)	(35,923)
Net bank borrowings (repaid) raised	(34,002)	247,589	88,771	571
Net cash (used in) from financing activities	(34,062)	247,908	132,222	(57,197)
Net (decrease) increase in cash and cash equivalents	(62,404)	58,824	(31,783)	33,157
Cash and cash equivalents at beginning of the period	189,755	34,362	159,134	60,029
Cash and cash equivalents at end of the period	127,351	93,186	127,351	93,186

1(d)(i) **A statement (for the PAH and PAH Group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.**

	Share capital *HK$'000*	Share premium *HK$'000*	Revaluation reserve *HK$'000*	Exchange translation reserve *HK$'000*	Goodwill *HK$'000*	Retained profits *HK$'000*	Total *HK$'000*
The PAH Group							
Balance at 1 April 2002	381,617	28,774	13,709	-	(24,883)	254,750	653,967
Redenomination, subdivision and consolidation of share capital	811	(811)	-	-	-	-	-
Final dividend for FY 2002	-	-	-	-	-	(21,847)	(21,847)
Bonus issue	35,526	(27,963)	-	-	-	(7,563)	-
Exercise of bonus warrant	2	-	-	-	-	-	2
Disposal of subsidiaries	-	-	(13,584)	-	-	13,584	-
Net profit	-	-	-	-	-	30,970	30,970
Balance at 30 September 2002	417,956	-	125	-	(24,883)	269,894	663,092
Net profit	-	-	-	-	-	9,616	9,616
Balance at 31 December 2002	417,956	-	125	-	(24,883)	279,510	672,708
Balance at 1 April 2003	417,956	-	33	(18)	(24,883)	312,177	705,265
Shares issued at premium	45,068	24,526	-	-	-	-	69,594
Final dividend for FY 2003	-	-	-	-	-	(23,731)	(23,731)
Net profit	-	-	-	-	-	37,596	37,596
Balance at 30 September 2003	463,024	24,526	33	(18)	(24,883)	326,042	788,724
Net profit	-	-	-	-	-	10,999	10,999
Balance at 31 December 2003	463,024	24,526	33	(18)	(24,883)	337,041	799,723
The PAH							
Balance at 1 April 2002	381,617	28,774	-	-	-	309,603	719,994
Redenomination, subdivision and consolidation of share capital	811	(811)	-	-	-	-	-
Final dividend for FY 2002	-	-	-	-	-	(21,847)	(21,847)
Bonus issue	35,526	(27,963)	-	-	-	(7,563)	-
Exercise of bonus warrant	2	-	-	-	-	-	2
Net profit	-	-	-	-	-	11,480	11,480
Balance at 30 September 2002	417,956	-	-	-	-	291,673	709,629
Net profit	-	-	-	-	-	4,731	4,731
Balance at 31 December 2002	417,956	-	-	-	-	296,404	714,360
Balance at 1 April 2003	417,956	-	-	-	-	283,320	701,276
Shares issued at premium	45,068	24,526	-	-	-	-	69,594
Final dividend for FY 2003	-	-	-	-	-	(23,731)	(23,731)
Net profit	-	-	-	-	-	50,080	50,080
Balance at 30 September 2003	463,024	24,526	-	-	-	309,669	797,219
Net loss	-	-	-	-	-	(3,238)	(3,238)
Balance at 31 December 2003	463,024	24,526	-	-	-	306,431	793,981



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

(於百慕達註冊成立之有限公司)

太平洋恩利國際控股有限公司之附屬公司太平洋恩利(控股)有限公司截至二零零三年十二月三十一日止第三季之未經審核業績公布

太平洋恩利國際控股有限公司(「本公司」)之董事會(「董事會」)欣然公布本公司擁有58%權益之附屬公司太平洋恩利(控股)有限公司(「恩利控股」)(其股份及認股權證於新加坡證券交易所有限公司上市)及其附屬公司(「恩利控股集團」)截至二零零三年十二月三十一日止第三季及九個月之未經審核綜合業績，連同上一個財政年度同期之比較數據。

本公布之要旨

本公告由恩利控股遵照新加坡證券交易有限公司之證券上市手冊編製公告之複本，遵照本公司與香港聯合交易所有限公司簽訂的上市協議(該協議要求上市發行人保證：如果上市發行人之證券同時在其他交易所上市，香港聯合交易所有限公司將被同時通知向任何該等其他交易所發布的信息，而且該等信息將與向其他市場發布的同時，向香港市場發布)第2(2)節之規定，以下公告由本公司於二零零四年二月二十六日同時在香港和恩利控股在新加坡刊發。

恩利控股及恩利控股集團之財務報表及綜合財務表乃根據新加坡會計實務準則妥善編製。

1. 恩利控股集團之收益表，連同上一個財政期間同期之比較報表

1(a) 以下為恩利控股最新經審核年度財務報表呈報形式：

	恩利控股集團 截至下列日期止第三季 二零零三年 十二月三十一日 千港元	二零零二年 十二月三十一日 千港元	增加／(減少) 百份比	截至下列日期止九個月 二零零三年 十二月三十一日 千港元	二零零二年 十二月三十一日 千港元	增加／(減少) 百份比
營業額	449,984	388,075	16.0	1,376,094	1,159,995	18.6
銷售成本	(414,425)	(354,523)	16.9	(1,252,979)	(1,045,937)	19.8
毛利	35,559	33,552	6.0	123,115	114,058	7.9
其他經營收入	194	1,242	(84.4)	1,014	5,048	(79.9)
銷售及分銷支出	(3,454)	(3,076)	12.3	(13,592)	(11,486)	18.3
行政支出	(10,527)	(12,188)	(13.6)	(30,853)	(35,105)	(12.1)
經營溢利	21,772	19,530	11.5	79,684	72,515	9.9
財務支出	(10,273)	(9,414)	9.1	(29,634)	(30,329)	(2.3)
除稅前溢利	11,499	10,116	13.7	50,050	42,186	18.6
稅項	(500)	(500)	–	(1,455)	(1,600)	(9.1)
期內淨溢利	10,999	9,616	14.4	48,595	40,586	19.7
包括利息收入之其他經營收入	194	1,242	(84.4)	1,014	5,048	(79.9)
借貸利息	(10,273)	(9,414)	9.1	(29,634)	(30,329)	(2.3)
折舊	(992)	(4,828)	(79.5)	(4,790)	(14,892)	(67.8)
外匯兌換收益／(虧損)	64	(66)	(197.0)	311	(169)	(284.0)
出售物業、機器及設備之虧損	–	–	NM	(11)	–	NM
出售附屬公司之收益	–	–	NM	–	400	(100.0)

附註：

a. 截至二零零三年十二月三十一日止九個月，由於恩利控股集團未曾於分拆若干非核心資產予本公司後自本公司收到行政收入，故恩利控股集團其他經營收入下降80%。

b. 由於恩利控股集團分拆若干非核心資產予本公司，以及於上一個財政年度同期出售兩艘船，故二零零四年第三季折舊成本下降80%。

c. 出售附屬公司之收益指出售Heng Holdings (BVI) Limited所得之溢利。

d. 恩利控股集團主要溢利部分並非產生或源於香港，故毋須繳納香港利得稅。恩利控股集團於新加坡並無應課稅收入。

1(b)(i) 恩利控股及恩利控股集團之資產負債表，連同於上一個財政年度結算日之比較報表。

1(c) 恩利控股集團之現金流量表，連同於上一個財政年度同期之比較報表。

	截至下列日期止第三季 二零零三年 十二月三十一日 千港元	二零零二年 十二月三十一日 千港元	截至下列日期止九個月 二零零三年 十二月三十一日 千港元	二零零二年 十二月三十一日 千港元
經營業務				
經營溢利	21,772	19,530	79,684	72,515
經下列各項調整：				
利息收入	(105)	(292)	(925)	(1,040)
折舊及攤銷費用	992	4,828	4,790	14,892
出售物業、機器及設備之虧損	–	–	11	–
出售附屬公司之收益	–	–	–	(400)
未計營運資金變動之營運現金流量	22,659	24,066	83,560	85,967
存貨	52,280	7,220	96,749	76,484
貿易應收款項、其他應收款項及預付款項	(89,295)	(151,685)	(52,757)	(21,528)
墊款予供應商	2,460	(93,510)	(10,205)	(57,116)
應收票據	6,794	–	(27,294)	–
已投保貿易應收款項之貼現銀行融資	(2,120)	9,907	(1,380)	(15,695)
貿易及其他應付款項	(10,952)	24,040	(219,835)	3,403
	(18,174)	(179,962)	(131,162)	71,515
長期應收款項	–	–	–	3,124
來自經營用途之現金	(18,174)	(179,962)	(131,162)	74,639
已付利息	(10,273)	(9,414)	(29,634)	(30,329)
已付所得稅	–	–	(207)	(550)
(用作)來自經營用途之現金淨額	(28,447)	(189,376)	(161,003)	43,760
投資業務				
已收利息	105	292	925	1,040
出售物業、機器及設備所得款項	–	–	5	195
購買物業、機器及設備	–	–	(3,932)	(58)
出售附屬公司所得之現金流入淨額	–	–	–	45,417
來自(用作)投資業務之現金淨額	105	292	(3,002)	46,594
融資業務				
已付股息	–	–	(23,731)	(21,847)
發行普通股	–	–	69,594	2
(償還予)墊支自太平洋恩利國際控股有限公司及其附屬公司之現金淨額	(60)	319	(2,412)	(35,923)
(償還)籌集之銀行借貸淨額	(34,002)	247,589	88,771	571
(用於)來自融資業務之現金淨額	(34,062)	247,908	132,222	(57,197)
現金及現金等值項目				

1(d)(ii) 自上一個記錄期間結束以來之供股、發行紅利股份、股份購回、行使購股權或認股權證、兌換其他發行之準資產證券、發行股份作為現金，或作為收購之代價或為任何其他目的而產生之恩利控股之股本變動詳情。亦呈列於本財政期間及於上一個財政年度同期因兌換所有尚未行使可兌換項目而可能發行之股份數目。

截至二零零三年十二月三十一日止第三季期間，因行使認股權證而發行125股每股面值0.20新加坡元之普通股份。

於二零零三年十二月三十一日，根據太平洋恩利(控股)二零零一年購股權計劃，有122,542,500份(二零零二年十二月三十一日：122,571,625份)行使價為每份面值0.20新加坡元之尚未行使之認股權證及800,000份購股權(二零零二年十二月三十一日：1,600,000份)。

恩利控股並未於截至二零零三年十二月三十一日止第三季期間購買其任何股份。

2. 數據是否已經審核或審閱，並根據哪一項準則(例如新加坡核數準則910號(審閱財務報表之約定)或其他對等準則)

數字未經本公司核數師審核或審閱。

3. 倘數據已經審核或審閱，則核數師報告(包括任何保留或重點)

不適用。

4. 是否採納與發行人最近期經審核年度財務報表相同之會計政策及計算方法。

恩利控股及恩利控股集團已採納與截至二零零三年三月三十一日止年度經審核財務報表相同之會計政策及計算方法。

5. 倘會計政策及計算方法有任何變動(包括會計準則所需之任何規定)，變動之內容，其原因及影響

恩利控股及恩利控股集團已採納所有於年內生效之適用新／經修訂新加坡會計準則(「SAS」)，採納新／經修訂SAS並不影響本期間或前期間之業績。

6. 恩利控股集團於本財政期間及上一個財政年度同期，經扣除任何優先股息撥備後之普通股每股盈利

	恩利控股集團 截至下列日期止第三季 二零零三年 十二月三十一日	二零零二年 十二月三十一日	恩利控股集團 截至下列日期止九個月 二零零三年 十二月三十一日	二零零二年 十二月三十一日
(i) 按已發行普通股之加權平均數為基準；及	2.03港仙	1.96港仙	9.53港仙	8.28港仙
(ii) 按全面攤薄為基準	1.86港仙	1.96港仙	8.93港仙	8.07港仙
每股基本及攤薄盈利乃按下列資料為基準計算：				
盈利	10,999,000港元	9,616,000港元	48,595,000港元	40,586,000港元
計算每股基本盈利所用普通股加權平均數(附註)	541,123,241	490,292,499	509,886,007	490,293,175
下列各項對攤薄普通股之潛在影響				
－購股權	318,072	–	356,469	1,187,393
－認股權證	48,744,830	–	33,747,800	11,635,363
計算每股攤薄盈利所用普通股加權平均數	590,186,143	490,292,499	543,990,276	503,115,931

附註：計算二零零三年每股基本盈利所用普通股加權平均數，已於二零零三年內因更改股份面值及發行紅利股份之影響而予以調整。

	恩利控股集團		恩利控股	
	二零零三年十二月三十一日	二零零三年三月三十一日	二零零三年十二月三十一日	二零零三年三月三十一日
	千港元	*千港元*	*千港元*	*千港元*
非流動資產				
物業、機器及設備	54,727	55,601	–	–
投資物業	19,800	19,800	–	–
於附屬公司之權益	–	–	793,710	701,045
其他資產	2,728	2,728	–	–
	77,255	78,129	793,710	701,045
流動資產				
存貨	203,417	300,166	–	–
貿易應收款項	466,161	498,830	–	–
已投保之貿易應收款項	94,766	76,310	–	–
其他應收款項及預付款項	216,419	149,449	225	225
墊款予供應商	15,245	5,040	–	–
應收票據	82,912	55,618	–	–
銀行結存及現金	131,117	159,134	46	6
	1,210,037	1,244,547	271	231
流動負債				
貿易應付款項	18,740	226,959	–	–
其他應付款項	9,363	20,979	–	–
稅務負債	1,869	621	–	–
結欠太平洋恩利國際控股有限公司及其附屬公司之款項	75	2,487	–	–
已投保貿易應收款項之貼現銀行融資	75,535	76,915	–	–
計息銀行借貸－即期部份	376,617	283,583	–	–
	482,199	611,544	–	–
流動資產淨值	727,838	633,003	271	231
非流動負債				
計息銀行借貸	5,370	5,867	–	–
資產淨值	799,723	705,265	793,981	701,276
資本及儲備				
股本	463,024	417,956	463,024	417,956
儲備	336,699	287,309	330,957	283,320
	799,723	705,265	793,981	701,276

附註：

a. 其他應收款項及預付款項增加，乃因本集團向供應商預付二零零四年一月至三月之魚類送貨款項。

b. 存貨及貿易應付款項減少，乃因十月至十二月為傳統淡季，銷售額減少。

c. 銀行借貸增加，乃因為營運資金需求增加。

1(b)(ii) 恩利控股集團之借貸及債務證券總額

須於一年內或少於一年內償還，或按要求償還之款額

於二零零三年十二月三十一日		於二零零三年三月三十一日	
有抵押	無抵押	有抵押	無抵押
千港元	*千港元*	*千港元*	*千港元*
646	375,971	646	282,937

須於一年後償還之款額

於二零零三年十二月三十一日		於二零零三年三月三十一日	
有抵押	無抵押	有抵押	無抵押
千港元	*千港元*	*千港元*	*千港元*
5,370	–	5,867	–

任何抵押品之詳情

恩利控股集團將賬面淨值總額約為20,900,000港元（二零零三年三月三十一日：21,500,000港元）之土地及樓宇，作為銀行授予恩利控股集團之按揭貸款之抵押。

（減少）增加淨額	(62,404)	58,824	(31,783)	33,157
期初之現金及現金等值項目	189,755	34,362	159,134	60,029
期終之現金及現金等值項目	127,351	93,186	127,351	93,186

1(d)(i) 恩利控股及恩利控股集團之報表，呈列(i)所有資產變動或(ii)除因資本化發行及向股東派股以外之資產變動，連同上一個財政年度同期之比較報表。

	股本	股份溢價	重估儲備	匯兌儲備	商譽	滾存溢利	總計
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
恩利控股集團							
於二零零二年四月一日之結餘	381,617	28,774	13,709	–	(24,883)	254,750	653,967
更改股份貨幣面值：拆細及合併股本	811	(811)	–	–	–	–	–
二零零二年財政年度之末期股息	–	–	–	–	–	(21,847)	(21,847)
發行紅利股份	35,526	(27,963)	–	–	–	(7,563)	–
行使認股權證	2	–	–	–	–	–	2
出售附屬公司	–	–	(13,584)	–	–	13,584	–
淨溢利	–	–	–	–	–	30,970	30,970
於二零零二年九月三十日之結餘	417,956	–	125	–	(24,883)	269,894	663,092
淨溢利	–	–	–	–	–	9,616	9,616
於二零零二年十二月三十一日之結餘	417,956	–	125	–	(24,883)	279,510	672,708
於二零零三年四月一日之結餘	417,956	–	33	(18)	(24,883)	312,177	705,265
按溢價發行股份	45,068	24,526	–	–	–	–	69,594
二零零三年財政年度之末期股息	–	–	–	–	–	(23,731)	(23,731)
淨溢利	–	–	–	–	–	37,596	37,596
於二零零三年九月三十日之結餘	463,024	24,526	33	(18)	(24,883)	326,042	788,724
淨溢利	–	–	–	–	–	10,999	10,999
於二零零三年十二月三十一日之結餘	463,024	24,526	33	(18)	(24,883)	337,041	799,723
恩利控股							
於二零零二年四月一日之結餘	381,617	28,774	–	–	–	309,603	719,994
更改股份貨幣面值、拆細及合併股本	811	(811)	–	–	–	–	–
二零零二年財政年度之末期股息	–	–	–	–	–	(21,847)	(21,847)
發行紅利股份	35,526	(27,963)	–	–	–	(7,563)	–
行使認股權證	2	–	–	–	–	–	2
淨溢利	–	–	–	–	–	11,480	11,480
於二零零二年九月三十日之結餘	417,956	–	–	–	–	291,673	709,629
淨溢利	–	–	–	–	–	4,731	4,731
於二零零二年十二月三十一日之結餘	417,956	–	–	–	–	296,404	714,360
於二零零三年四月一日之結餘	417,956	–	–	–	–	283,320	701,276
按溢價發行股份	45,068	24,526	–	–	–	–	69,594
二零零三年財政年度之末期股息	–	–	–	–	–	(23,731)	(23,731)
淨溢利	–	–	–	–	–	50,080	50,080
於二零零三年九月三十日之結餘	463,024	24,526	–	–	–	309,669	797,219
淨虧損	–	–	–	–	–	(3,238)	(3,238)
於二零零三年十二月三十一日之結餘	463,024	24,526	–	–	–	306,431	793,981

7. 基於恩利控股已發行之股本，於(a)本記錄期結算日及(b)上一個財政年度結算日之（恩利控股及恩利控股集團）每股普通股資產淨值：

	恩利控股集團		恩利控股	
	二零零三年十二月三十一日	二零零三年三月三十一日	二零零三年十二月三十一日	二零零三年三月三十一日
按記錄期間結算日以現有已發行股本為基準之每股普通股有形資產淨值	1.48港元	1.44港元	1.47港元	1.43港元

8. 恩利控股集團之業務表現回顧，必須以合理了解恩利控股集團之業務為限。回顧必須探討：

(a) 任何影響恩利控股集團於本財務期間之營業額、成本及盈利之因素，包括（如適用）季節性或周期因素；及

(b) 回顧亦必須探討任何影響恩利控股集團於本財務期間之現金流量、營運資金、資產或負債之重大因素。

二零零四年財政年度第三季與二零零三年財政年度第三季比較

與去年同期相比，恩利控股集團二零零四年財政年度第三季錄得強勁業績增長。營業額上升16%至450,000,000港元（100,000,000新加坡元），而除稅後淨溢利增長14%至11,000,000港元（2,400,000新加坡元）。

恩利控股集團二零零四年財政年度第三季之業績表現，乃因銷往中華人民共和國（「中國」）之急凍海產食品增加。急凍海產食品之銷售佔恩利控股集團總銷售額最大比重，於二零零四年財政年度第三季上升15%至437,000,000港元（97,000,000新加坡元）。蔬菜銷售亦顯著增長，帶來約8,400,000港元（1,900,000新加坡元）之銷售額，較去年同期增長約24%。

在地理上，隨着海產食品消費增長，中國繼續領先成為恩利控股集團之最大市場。本回顧期內，銷往中國市場之銷售額由342,000,000港元（76,000,000新加坡元）增加至418,000,000港元（93,000,000新加坡元），增幅為22%。二零零四年財政年度第三季銷往中國市場之銷售額佔恩利控股集團總營業額約93%。

截至二零零三年十二月三十一日止九個月與截至二零零二年十二月三十一日止九個月比較

回顧恩利控股集團九個月之業績表現，期內營業額增長18.6%至1,376,000,000港元（306,000,000新加坡元）。相對於強勁之營業額增長，稅後及股東應佔淨溢利亦增長19.7%至48,600,000港元（10,800,000新加坡元）。於極具挑戰之市場環境下，恩利控股集團過去九個月亦得以維持3.53%之淨利潤率。

銷往中國之急凍海產食品之銷售額繼續為恩利控股集團業績主要部份。急凍海產食品之銷售攀升18%至1,339,000,000港元（297,000,000新加坡元），而往中國市場之銷售額達1,241,000,000港元（276,000,000新加坡元），增長27%。中國市場部分佔恩利控股集團總銷售額超過90%，並將繼續於恩利控股集團之業務增長中扮演重要角色。

9. 倘先前已向股東披露預測或前瞻性陳述，預測或前瞻性陳述與真確業績之差別

恩利控股集團二零零四年財政年度第三季之業績，乃符合二零零四年財政年度第二季業績公布中發表之前瞻性陳述。

10. 於本公布日期恩利控股集團所從事行業之競爭條件及於下一個申報期間及未來十二個月可能影響恩利控股集團之任何已知因素或事宜之註釋

於未來十二個月內，恩利控股集團將繼續拓展其中國市場佔有率。如最近所宣布，恩利控股集團有意透過中港漁業有限公司（一間與中國國際漁業香港有限公司組成之合資公司），進軍捕魚業。

在無不可預見情況下，董事預期恩利控股集團將於二零零四年財政年度第四季繼續保持盈利。

11. 股息

(a) 於報告呈報之財政期間

於本報告呈報之財政期間有否宣派任何股息？ 無

12. 倘並無宣派／議派股息，其影響之聲明

回顧期內無宣派股息。

承董事會命
公司秘書
鄭乃銘

香港，二零零四年二月二十六日



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

(Incorporated in Bermuda with limited liability)

Expiry of Subscription Rights Attaching to 2004 Warrants

Summary

The Company's 2004 Warrants will expire after the close of business on Thursday, 25 March 2004. Holders of Warrants who wish to exercise the subscription rights attaching to the Warrants must lodge all relevant documents with the Company's Hong Kong branch registrar, Secretaries Limited, by not later than 4:00 p.m. on Thursday, 25 March 2004.

The last trading day of the Warrants on the Stock Exchange is Monday, 22 March 2004. The Company has applied for the Warrants to be de-listed with effect from the close of business on Thursday, 25 March 2004.

The board of directors of the Company would like to remind holders of warrants of the Company entitling the holders to subscribe for new shares of HK$0.10 each ("Shares") in the Company at a subscription price of HK$0.85 per share from Thursday, 26 September 2002 until Thursday, 25 March 2004 (the "Warrants") that, in accordance with the terms and conditions of the Warrants, **the subscription rights attaching to the Warrants will expire after Thursday, 25 March 2004**. Any subscription rights attaching to the Warrants which have not been exercised by such date will lapse and the Warrants will cease to be valid for any purpose.

The Company has made the following arrangements regarding dealings, transfers and exercise of the Warrants:

1. **Last Trading Day**

   The last trading day of the Warrants on the Stock Exchange is Monday, 22 March 2004.

2. **Exercise of Subscription Rights by Registered Holders of Warrants**

   Registered holders of Warrants who wish to exercise the subscription rights attaching to the Warrants must lodge with the Company's Hong Kong branch registrars, Secretaries Limited (the "Share Registrar") at G/F, BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong the following by not later than 4:00 p.m. on Thursday, 25 March 2004.

   (i) the relevant certificates of Warrants;

   (ii) the duly completed and signed subscription forms; and

   (iii) remittances in the form of cheques drawn in Hong Kong dollars on a licensed bank in Hong Kong and made payable to "Pacific Andes International Holdings Limited" for the relevant subscription moneys.

3. **Exercise of Subscription Rights by Non-registered Holders of Warrants**

   Holders of Warrants who have not registered such Warrants in their names and wish to exercise the subscription rights thereunder must lodge with the Share Registrar at the abovementioned address the following by not later than 4:00 p.m. on Thursday, 25 March 2004.

   (i) the relevant duly executed and stamped instruments of transfer and/or other documents of title;

   (ii) the relevant certificates of Warrants;

   (iii) the duly completed and signed subscription forms; and

   (iv) remittances in the form of cheques drawn in Hong Kong dollars on a licensed bank in Hong Kong and made payable to "Pacific Andes International Holdings Limited" for the relevant subscription moneys.

4. **Deadline for Exercise of Subscription Right/Rights Attaching to New Shares Issued**

   Subscription forms lodged with the Share Registrar later than 4:00 p.m. on Thursday, 25 March 2004 will not be accepted. Shares will be issued not later than 28 days after the due exercise of the subscription rights attaching to the Warrants, and will rank pari passu in all respects with the issued Shares on the relevant subscription date.

5. **Withdrawal of Listing of Warrants**

   Trading in the Warrants on the Stock Exchange will cease after the close of business on Monday, 22 March 2004. Application has been made for the withdrawal of listing of the Warrants on the Stock Exchange with effect from the close of business on Thursday, 25 March 2004.

Information for Warrantholders and Shareholders

The closing prices of Shares and Warrants on the Stock Exchange on Tuesday, 24 February 2004 (being the date of this announcement) were HK$1.74 per Share and HK$0.83 per Warrant. A circular setting out the above information will be despatched to holders of Warrants and, for information only, holders of Shares, as soon as practicable.

By Order of the Board
Cheng Nai Ming
Company Secretary

Hong Kong, 24 February 2004



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED

太平洋恩利國際控股有限公司

(於百慕達註冊成立之有限公司)

二零零四年認股權證所附認購權到期

概要

本公司之二零零四年認股權證將於二零零四年三月二十五日星期四營業時間結束時到期，認股權證持有人如有意行使認股權證所附認股權，必須於二零零四年三月二十五日星期四下午四時正前將所有有關文件交回本公司在香港之過戶登記分處秘書商業服務有限公司。

認股權證於聯交所之最後交易日期為二零零四年三月二十二日星期一，本公司已申請自二零零四年三月二十五日星期四營業時間結束時起撤銷認股權證上市。

本公司董事會謹請持有可於二零零二年九月二十六日星期四至二零零四年三月二十五日星期四期間以每股0.85港元之認購價認購本公司每股面值0.10港元新股（「股份」）之本公司認股權證（「認股權證」）之人士留意，根據認股權證之條款及條件，**認股權證所附有之認股權將於二零零四年三月二十五日星期四到期**，任何尚未行使之認股權證所附認購權將於該日起作廢，而認股權證亦告全面失效。

本公司就買賣、過戶及行使認股權證有以下安排：

1. **最後交易日期**

   認股權證於聯交所之最後交易日期為二零零四年三月二十二日星期一。

2. **認股權證之登記持有人行使認購權**

   認股權證之登記持有人如有意行使認股權證所附認購權，必須於二零零四年三月二十五日星期四下午四時正前將下列文件交回本公司在香港之過戶登記分處秘書商業服務有限公司（「股份登記處」），地址為香港灣仔告士打道56號東亞銀行港灣中心地下：

   (i) 有關認股權證證書；

   (ii) 經正式填妥及簽署之認購表格；及

   (iii) 有關認購股款抬頭為Pacific Andes International Holdings Limited，而付款銀行為香港持牌銀行之港元支票。

3. **非認股權證登記持有人行使認購權**

   未以彼等之名義登記認股權證之認股權證持有人如有意行使有關之認購權，必須於二零零四年三月二十五日星期四下午四時正前將下列文件按上述地址交回股份登記處：

   (i) 經正式簽署及繳付印花稅之有關轉讓文件及／或其他所有權證明文件；

   (ii) 有關認股權證書；

   (iii) 經正式填妥及簽署之認購表格；及

   (iv) 有關認購股款抬頭為Pacific Andes International Holdings Limited，而付款銀行為香港持牌銀行之港元支票。

4. **行使認購權之最後期限／發行新股所附權益**

   於二零零四年三月二十五日星期四下午四時正後交回股份登記處之認購表格將不獲受理。股份將於正式行使認股權證所附認購權後二十八日內發行，並將與有關認購日期之已發行股份在各方面享有同等權益。

5. **撤銷認股權證之上市地位**

   認股權證於聯交所之買賣將於二零零四年三月二十二日星期一營業時間結束時終止。本公司已提出申請，自二零零四年三月二十五日星期四營業時間結束時起，撤銷認股權證於聯交所上市。

認股權證持有人及股東須知

股份及認股權證於二零零四年二月二十四日星期二（本公佈之日期）於聯交所之收市價分別為每股1.74港元及每份認股權證0.83港元，載有以上資料之通函將盡快寄發予認股權證持有人，並寄予各股東參照。

承董事會命
公司秘書

IMPORTANT

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

(Incorporated in Bermuda with limited liability)

Directors:
Ng Swee Hong *(Chairman)*
Ng Joo Siang *(Managing Director)*
Teh Hong Eng
Ng Joo Kwee
Ng Joo Puay, Frank
Ng Puay Yee
Cheng Nai Ming
Kwok Lam Kwong, Larry*
Lew V. Robert*

(Non-executive Directors)*

Registered Office:
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

Principal Office in Hong Kong:
Rooms 3201–10
Hong Kong Plaza
186 Connaught Road West
Hong Kong

24 February 2004

To the warrantholders

Dear Sir or Madam,

REGISTERED WARRANTS TO SUBSCRIBE FOR SHARES IN PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED

Expiry of Subscription Rights Attaching to 2004 Warrants

The board of directors of the Company would like to remind holders of warrants of the Company entitling the holders to subscribe for new shares of HK$0.10 each ("Shares") in the Company at a subscription price of HK$0.85 per share from Thursday, 26 September 2002 until Thursday, 25 March 2004 (the "Warrants") that, in accordance with the terms and conditions of the Warrants, **the subscription rights attaching to the Warrants will expire after Thursday, 25 March 2004**. Any subscription rights attaching to the Warrants which have not been exercised by such date will lapse and the Warrants will cease to be valid for any purpose.

The Company has made the following arrangements regarding dealings, transfers and exercise of the Warrants:

1. **Last Trading Day**
   The last trading day of the Warrants on the Stock Exchange is **Monday, 22 March 2004.**

2. **Exercise of Subscription Rights by Registered Holders of Warrants**
   Registered holders of Warrants who wish to exercise the subscription rights attaching to the Warrants must lodge with the Company's Hong Kong branch registrars, Secretaries Limited (the "Share Registrar") at G/F, BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong the following by **not later than 4:00 p.m. on Thursday, 25 March 2004**:

   (i) the relevant certificates of Warrants;

   (ii) the duly completed and signed subscription forms; and

   (iii) remittance in the form of cheques drawn in Hong Kong dollars on a licensed bank in Hong Kong and made payable to "Pacific Andes International Holdings Limited" for the relevant subscription moneys.

3. **Exercise of Subscription Rights by Non-registered Holders of Warrants**
   Holders of Warrants who have not registered such Warrants in their names and wish to exercise the subscription rights thereunder must lodge with the Share Registrar at the abovementioned address the following by **not later than 4:00 p.m. on Thursday, 25 March 2004**:

   (i) the relevant duly executed and stamped instruments of transfer and/or other documents of title;

   (ii) the relevant certificates of Warrants;

   (iii) the duly completed and signed subscription forms; and

   (iv) remittances in the form of cheques drawn in Hong Kong dollars on a licensed bank in Hong Kong and made payable to "Pacific Andes International Holdings Limited" for the relevant subscription moneys.

4. **Deadline for Exercise of Subscription Rights/Rights Attaching to New Shares Issued**
   Subscription forms lodged with the Share Registrar later than 4:00 p.m. on Thursday, 25 March 2004 will not be accepted. Shares will be issued not later than 28 days after the due exercise of the subscription rights attaching to the Warrants, and will rank pari passu in all respects with the issued Shares on the relevant subscription date.

5. **Withdrawal of Listing of Warrants**
   Trading in the Warrants on the Stock Exchange will cease after the close of business on Monday, 22 March 2004. Application has been made for the withdrawal of listing of the Warrants on the Stock Exchange with effect from the close of business on Thursday, 25 March 2004.

6. **Information for Warrantholders and Shareholders**
   The closing prices of Shares and Warrants on the Stock Exchange on Tuesday, 24 February 2004 were HK$1.74 per Share and HK$0.83 per Warrant.

By Order of the Board
Cheng Nai Ming
Company Secretary



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

(於百慕達註冊成立之有限公司)

董事：
黃垂豐(主席)
黃裕翔(董事總經理)
鄭鳳英
黃裕桂
黃裕培
黃培圓
鄭乃銘
郭琳廣*
劉嘉彥

(* 非執行董事)

註冊辦事處：
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

香港主要辦事處：
香港干諾道西186號
香港商業中心
3201-3210室

敬啟者：

可認購太平洋恩利國際控股有限公司
股份之已登記認股權證

二零零四年認股權證所附認購權到期

本公司董事會謹請持有可於二零零二年九月二十六日星期四至二零零四年三月二十五日星期四期間以每股0.85港元之認購價認購本公司每股面值0.10港元新股(「股份」)之本公司認股權證(「認股權證」)之人士留意，根據認股權證之條款及條件，**認股權證所附有之認股權將於二零零四年三月二十五日星期四到期**，任何尚未行使之認股權證所附認購權將於該日起作廢，而認股權證亦告全面失效。

本公司就買賣、過戶及行使認股權證有以下安排：

1. **最後交易日期**
認股權證於聯交所之最後交易日期為**二零零四年三月二十二日星期一**。

2. **認股權證之登記持有人行使認購權**
認股權證之登記持有人如有意行使認股權證所附認購權，必須於**二零零四年三月二十五日星期四下午四時正前**將下列文件交回本公司在香港之過戶登記分處秘書商業服務有限公司(「股份登記處」)，地址為香港灣仔告士打道56號東亞銀行港灣中心地下：

(i) 有關認股權證書；

(ii) 經正式填妥及簽署之認購表格；及

(iii) 有關認購股款抬頭為Pacific Andes International Holdings Limtied，而付款銀行為香港持牌銀行之港元支票。

3. **非認股權證登記持有人行使認購權**
未以彼等之名義登記認股權證之認股權證持有人如有意行使有關之認購權，必須於**二零零四年三月二十五日星期四下午四時正前**將下列文件交回上述股份登記處：

(i) 經正式簽署及繳付印花稅之有關轉讓文件及／或其他所有權證明文件；

(ii) 有關認股權證書；

(iii) 經正式填妥及簽署之認購表格；及

(iv) 有關認購股款抬頭為Pacific Andes International Holdings Limited，而付款銀行為香港持牌銀行之港元支票。

4. **行使認購權之最後期限／發行新股所附權益**
於二零零四年三月二十五日星期四下午四時正後呈交股份登記處之認購表格將不獲受理。股份將於正式行使認股權證所附認購權後二十八日內發行，並將與有關認購日期之已發行股份在各方面享有同等權益。

5. **撤銷認股權證之上市地位**
認股權證於聯交所之買賣將於二零零四年三月二十二日星期一營業時間結束時停止。本公司已提出申請，自二零零四年三月二十五日星期四營業時間結束時起，撤銷認股權證於聯交所上市。

6. **認股權證持有人及股東須知**
股份及認股權證於二零零四年二月二十四日星期二(本公佈之日期)於聯交所之收市價分別為每股1.74港元及每份認股權證0.83港元。

此致

列位認股權證持有人　台照

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄭乃銘

二零零四年二月二十四日



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED

太平洋恩利國際控股有限公司

(Incorporated in Bermuda with limited liability)

PLACING OF EXISTING SHARES AND SUBSCRIPTION FOR NEW SHARES

N.S. Hong Investment (BVI) Limited (the "**Vendor**") is the controlling shareholder of Pacific Andes International Holdings Limited (the "**Company**"; together with its subsidiaries, the "**Group**").

The Vendor has appointed SBI E2-Capital Securities Limited ("**SBI**") as its bookrunner to procure on a best efforts basis placees to purchase an aggregate of 145,000,000 existing shares (the "**Placing Shares**") of HK$0.10 each ("**Shares**") in the capital of the Company at a price of HK$1.73 per Share to independent investors (the "**Placing**").

The Vendor has also conditionally agreed to subscribe for 145,000,000 new Shares (the "**Subscription Shares**") at a price per Share which is equivalent to the net price (after expenses) per Share receivable by the Vendor in respect of the Placing shares pursuant to the Placing (the "**Subscription**").

The directors of the Company (the "**Directors**") consider that the Placing and the Subscription represent a good opportunity for the Company to raise capital and to broaden its capital and shareholder base. Net proceeds from the Subscription after deducting the costs and expenses of the Subscription, amounting to about HK$244 million, are intended to be used, as anticipated, as to approximately HK$125 million for future expansion in the Group's fish fillet processing business in the People's Republic of China and as to approximately HK$119 million as the Company's general working capital.

The Vendor currently holds about 61.80% of the Company's existing issued Shares. Upon completion of the Placing, the shareholding of the Vendor will be reduced to about 44.09% of the existing issued Shares. Upon completion of the Subscription, the shareholding of the Vendor will be increased to about 52.50% of the issued Shares as enlarged by the Subscription.

At the request of the Company, the Shares and the Company's warrants were suspended from trading on the Stock Exchange effective from 9:30 a.m. on 11th February, 2004 pending the release of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading of the Shares and the Company's warrants with effect from 9:30 a.m. on 12th February, 2004.

PLACING AGREEMENT DATED 11TH FEBRUARY, 2004

Vendor: N.S. Hong Investment (BVI) Limited, the controlling shareholder of the Company and a company controlled by Mr. Ng Swee Hong, a Director.

Bookrunner and placing agent: SBI E2-Capital Securities Limited

Number of Shares to be placed: 145,000,000 existing Shares on a best efforts basis, representing about 17.72% of the Company's existing issued share capital, and about 15.05% of its issued share capital as enlarged by the Subscription.

Placing to: Not less than six independent institutional or other professional investors (within the meaning of "professional investors" as defined under the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) and its subsidiary rules).

Independence of placees and SBI: SBI is, and the placees and, their respective ultimate beneficial owners will be, are independent of and not connected with the Vendor or any person acting in concert with it, the directors, chief executives, or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates (as defined in the Listing Rules).

Placing price: HK$1.73 per Share, which represents a discount of about 4.94% to the closing price of HK$1.82 per Share as quoted on the Stock Exchange on 10th February, 2004, being the last trading day immediately prior to the suspension of trading of the Shares on the Stock Exchange. It also represents a discount of about 5.46% to the average closing price of HK$1.83 per Share for the last ten trading days up to and including 10th February, 2004.

Placing expenses: Commission at a rate of 2.5% of the aggregate Placing price for all the Placing Shares and stamp duty, brokerage, transaction levy, investor compensation levy, trading fee and other amounts as may be payable by sellers in respect of the sale and transfer of all the Placing Shares to the placees, all payable by the Vendor to SBI.

Rights: The Placing Shares will be sold free from all claims, charges, liens, equities and encumbrances and together with all rights attaching thereto at the date of the Placing Agreement.

Completion of the Placing: Expected to take place on or before 16th February, 2004.

SUBSCRIPTION AGREEMENT DATED 11TH FEBRUARY, 2004

Subscriber: The Vendor.

Number of new Shares subscribed for: 145,000,000 new Shares, representing about 17.72% of the Company's existing issued share capital, and about 15.05% of its issued share capital as enlarged by the Subscription.

Subscription price: The issue price of each new Share under the Subscription will be the same price per Share at which the Placing Shares were placed under the Placing after adjusting for the Placing expenses.

Mandate to issue new Shares: The Subscription Shares will be listed under the general mandate granted to the Directors at the annual general meeting held on 17th September, 2003. No Shares have been issued under this mandate prior to the Subscription.

Ranking: The Subscription Shares, when fully paid, will rank *pari passu* with the then existing issued Shares of the Company as at the date of allotment of the Subscription Shares.

Completion of the Subscription: Completion of the Subscription will be conditional upon the occurrence of the following matters, and is expected to take place on the date falling two business days (or such longer period as may be agreed between the Company and the Vendor) but in any event not later than 14 days after the date of the Placing Agreement, after the latest of:

1. the completion of the Placing;
2. the Listing Committee granting listing of and permission to deal in the Subscription Shares; and
3. consent of the Bermuda Monetary Authority to the issue of the Subscription Shares, if required, being obtained.

If the Subscription is not completed within 14 days after the date of the Placement, the Subscription will constitute a connected transaction of the Company under the Listing Rules requiring compliance with the applicable requirements thereunder, including independent shareholders' approval.

APPLICATION FOR LISTING

The Company will apply to the Listing Committee for the listing of and permission to deal in the Subscription Shares.

REASONS FOR THE PLACING AND THE SUBSCRIPTION AND USE OF PROCEEDS

The Company has not carried out any placing in the past 12 months.

The Directors consider that the Placing and the Subscription represent a good opportunity for the Company to raise capital and to broaden its capital and shareholder base. Net proceeds from the Subscription, after deducting the costs and expenses of the Subscription, amounting to about HK$244 million, are intended to be used, as anticipated, as to approximately HK$125 million for future expansion in the Group's fish fillet processing business in the People's Republic of China and as to HK$119 million as the Company's general working capital. The Company currently has no specific plan as to how such working capital will be used.

EFFECTS ON VENDOR'S SHAREHOLDING

As at the date hereof, the Company has an authorised share capital of HK$200,000,000 divided into 2,000,000,000 Shares of which 818,359,669 Shares are in issue and fully paid.

The Vendor currently holds about 61.80% of the Company's existing issued Shares. Upon completion of the Placing, the shareholding of the Vendor will be reduced to about 44.09% of the existing issued Shares. Upon completion of the Subscription, the shareholding of the Vendor will be increased to about 52.50% of the issued Shares as enlarged by the Subscription.

PRINCIPAL BUSINESS OF THE GROUP

The Group is principally engaged in the business of global sourcing, further processing on shore and international distribution of frozen seafood products, provision of shipping agency services and cultivation, processing and supply of vegetables.

SUSPENSION AND RESUMPTION OF TRADING OF SHARES AND WARRANTS

At the request of the Company, the Shares and the Company's warrants were suspended from trading on the Stock Exchange effective from 9:30 a.m. on 11th February, 2004 pending the release of this announcement. Application will be made by the Company for the resumption of trading of the Shares and the Company's warrants with effect from 9:30 a.m. on 12th February, 2004.

By order of the Board
Pacific Andes International Holdings Limited
Ng Joo Siang
Managing Director

Hong Kong
11th February, 2004



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

（於百慕達註冊成立之有限公司）

配售現有股份及
認購新股份

N.S Hong Investment (BVI) Limited（「**賣方**」）為太平洋恩利國際控股有限公司（「**本公司**」，連同其附屬公司統稱「**本集團**」）之控股股東。

賣方已委任軟庫金匯投資服務有限公司（「**軟庫金匯**」）為配售經辦人，按致力基準促使承配人（均為獨立投資者）按每股1.73港元之價格，購買本公司股本中每股面值0.10港元之現有股份（「**股份**」）合共145,000,000股（「**配售股份**」）（「**配售事項**」）。

賣方亦已有條件同意認購145,000,000股新股份（「**認購股份**」），每股價格相等於賣方根據配售事項就配售股份收取之每股淨價（經扣除費用）（「**認購事項**」）。

本公司董事（「**董事**」）認為配售事項及認購事項為本公司集資及擴大其股本及股東基礎之良機。經扣除認購事項之費用及開支後之認購事項所得款項淨額約為244,000,000港元，現擬如預期般其中約125,000,000港元用作日後擴大本集團於中華人民共和國之魚柳加工業務，其餘約119,000,000港元則用作本公司之一般營運資金。

賣方目前持有本公司現有已發行股份約61.80%。於配售事項完成時，賣方之股權將削減至佔現有已發行股份之44.09%。於認購事項完成時，賣方之股權將增加至佔經認購事項擴大後之已發行股本約52.50%。

應本公司之要求，股份及本公司之認股權證於二零零四年二月十一日上午九時三十分起暫停在聯交所買賣，以待發表本公佈。本公司已向聯交所申請由二零零四年二月十二日上午九時三十分起恢復股份及本公司之認股權證之買賣。

日期為二零零四年二月十一日之配售協議

賣方：	N.S Hong Investment (BVI) Limited，本公司之控股股東及一間由董事黃垂盟先生控制之公司。
配售經辦人及配售代理：	軟庫金匯投資服務有限公司
將予配售之股份數目：	按致力基準配發145,000,000股現有股份，佔本公司現有已發行股本約17.72%，以及佔本公司經認購事項擴大後之已發行股本約15.05%。
配售對象：	不少於六個獨立機構或其他專業投資者（香港法例第571章證券及期貨條例及其附屬條例項下所賦予之「專業投資者」之涵義）
承配人及軟庫金匯之獨立性：	軟庫金匯為以及承配人及其各自之最終實益擁有人將會是獨立人士，與賣方或與其一致行動之任何人士、本公司或其任何附屬公司之董事、主要行政人員或主要股東或彼等各自之聯繫人士（定義見上市規則）概無關連。
配售價：	每股股份1.73港元，該價格較股份於二零零四年二月十日（即緊接股份在聯交所暫停買賣前之最後交易日）在聯交所所報收市價每股1.82港元折讓約4.94%。該價格亦較股份於截至及包括二零零四年二月十日止最後十個交易日之平均收市價每股1.83港元折讓約5.46%。
配售開支：	所有配售股份之總配售價之2.5%計算之佣金，以及印花稅、經紀佣金、交易徵費、投資者賠償徵費、交易費用以及出售方就出售及轉讓所有配售股份予承配人而可能須支付之其他款項，全部應由賣方支付予軟庫金匯。
權利：	配售股份將按以下條件出售，即不附帶任何索償權、質押、留置權、衡平權及case權負擔，並連同於配售協議日期附隨之一切權利。
完成配售：	預期在二零零四年二月十六日或之前。

日期為二零零四年二月十一日之認購協議

認購人：	賣方。
認購新股份之數目：	145,000,000股新股份，佔本公司現有已發行股本約17.72%，以及佔本公司經認購事項擴大後之已發行股本約15.05%
認購價：	根據認購事項發行之每股新股份之發行價，將相等於根據配售事項配售配售股份之價格經就配售開支作出調整後之每股價格。
發行新股份授權：	認購股份將根據董事於二零零三年九月十七日舉行之股東週年大會上獲授之一般授權而發行。於認購事項前，概無曾根據此授權而發行任何股份。
地位：	認購股份一經發行，即與認購股份配發日期之本公司現有已發行股份享有同等地位。
認購事項之完成：	認購事項須待於下列事項發生（以最後者為準）後完成（預期為配售協議日期後兩個營業日（或本公司與賣方可能協定之較長期間），但無論如何不遲於配售協議日期後14日）： 1. 配售事項完成； 2. 上市委員會批准認購股份上市及買賣；及 3. 取得百慕達金融管理局同意發行認購股份（如需要）。

倘認購事項未於配售日期後14日內完成，則根據上市規則，認購事項將構成本公司一項關連交易，須遵守上市規則之適用規定，包括獨立股東批准。

上市申請

本公司將向上市委員會申請認購股份上市及買賣。

配售事項及認購事項之理由及所得款項用途

本公司於過去12個月概無進行任何配售。

董事認為配售事項及認購事項為本公司集資及擴大其股本及股東基礎之良機。經扣除認購事項之費用及開支後之認購事項所得款項淨額約為244,000,000港元，現擬如預期般其中約125,000,000港元用作日後擴大本集團於中華人民共和國之魚柳加工業務，其餘約119,000,000港元則用作本公司之一般營運資金。本公司目前並無有關如何運用該營運資金之具體計劃。

對賣方股權之影響

於本公佈日期，本公司有法定股本200,000,000港元，分為2,000,000,000股股份，其中818,359,669股已發行及繳足股款。

賣方目前持有本公司現有已發行股份約61.80%。於配售事項完成時，賣方之股權將削減至佔現有已發行股份之44.09%。於認購事項完成時，賣方之股權將增加至佔經認購事項擴大後之已發行股本約52.50%。

本集團之主要業務

本集團主要從事全球採購、岸上再加工及國際分銷冷凍海產食品、提供船務代理服務及蔬菜之耕種；加工及供應。

股份暫停及恢復買賣

應本公司之要求，股份及本公司之認股權證於二零零四年二月十一日上午九時三十分起暫停在聯交所買賣，以待發表本公佈。本公司將向聯交所申請由二零零四年二月十二日上午九時三十分起恢復股份及本公司之認股權證之買賣。

承董事會命
太平洋恩利國際控股有限公司
董事總經理
黃裕翔

香港，二零零四年二月十一日